

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 30, 2009

Mr. Christopher Glover
President and Chief Executive Officer
Flameret, Inc.
3280 Sunrise Highway, Suite 51
Wantagh, NY 11793

> **RE:** **Flameret, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-162022**
> **Filed November 16, 2009**

Dear Mr. Glover:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated October 16, 2009. Please revise to name Mr. Glover as an underwriter and disclose the price at which shares will be sold for the duration of the offering.

2.   We were unable to locate all of the disclosure responsive to comment six from our letter dated October 16, 2009 and accordingly reissue in part. Please provide the disclosure contemplated by Item 201 of Regulation S-K.

3.   We note that your signature page reflects that it was signed in England and that your management biographies suggest that your management may be located outside the United States. However, your corporate address is in New York. Please advise us where your officers and directors are located. If they reside and/or intend to conduct the business outside the United States then please add a risk factor addressing the ability to bring claims or serve process against them.

4.   We note your response to comment five from our letter dated October 16, 2009 that you have removed your website. However, we continue to note the reference to your website on page five. Please advise or revise.

Prospectus Summary, page 5

5.   We reissue comment three from our letter dated October 16, 2009. You state in the overview on page 5 that you are marketing only one product for sale; however, in the general introduction on page 5 you continue to state that you are "presently marketing a range of liquid fire retardants." Please reconcile here and throughout.

6.   We do not believe the company has addressed our prior comment 12 from our letter dated October 16, 2009, accordingly we reissue. We note the price per share is less than $.01. Please revise to address any minimum number of shares to be offered per investor.

Use of Proceeds, page 16

7.   We reissue comment 17 from our letter dated October 16, 2009. Please reconcile the estimated offering expense of $17,275 with the disclosure on page 24 of $38,000 and with disclosure in Part II of the registration statement of $20,500.

Selling Security Holders, page 16

8.   We note your response to comment 39 from our letter dated October 16, 2009 and disclosure on page 16. Please remove the language "[e]xcept as listed below, to our knowledge" from your disclosure to indicate whether your selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the disclosure throughout.

Plan of Distribution, page 17

9. We reissue comment 40 from our letter dated October 16, 2009. Please revise to address whether or not Mr. Glover will sell his shares only in certain states.

Management's Discussion and Analysis, page 18

10. We reissue comment 22 from our letter dated October 16, 2009. Please revise your plan of operation disclosure to address the next year, including, but not limited to, an approximate timeline associated with the commercialization of your products, a discussion of the key business milestones and steps required to achieve commercialization, and budget associated with the preceding items. In this respect reference is also made to prior comment three regarding the developmental stage of your products and what additional work is needed to achieve commercialization.

Description of Business, page 24

11. Please revise to indicate whether any of the products developed by UAI and licensed to you were sold commercially either by UAI or under a license agreement with them.

12. On page 26 you indicate that "[s]tarting in December of 1987 Mr. Pennartz began testing Flamex … to compare the potential extinguishment effectiveness agents with water." Briefly indicate the results of this test. Also, revise to clarify the degree to which your product formula has changed since that time. If it hasn't, and your product has been available since 1987 clarify why no sales of it were made in the preceding 20 plus years and whether the technology is outdated.

13. Please revise your page 26 test-related discussion, particularly concerning the testing at the Saudi Civil Defense Training Center, to limit it to the nature of the testing performed, the actual results of the testing, and whether any product was ordered. Also, given that this testing occurred prior to the company's founding, revise to indicate any measures or diligence the company has undertaken to verify the testing and/or results.

14. We note your response to comment 23 from our letter dated October 16, 2009 and believe additional disclosure is warranted. Accordingly we reissue that comment. Please revise to address any existing patents, proprietary technology and know-how available to the company in further detail. Also, revise to address whether these technological resources will be sufficient to develop your product. For example, we note that you have licenses to use two patents, are these the only patented technologies your products require? Also, confirm whether the licensed patents expire and, if so, when?

Description of Products, page 27

15.   We note that the company provides an extensive discussion of Seatex Ltd starting on page 27. Much of this discussion focuses on Seatex's capabilities without directly relating it to the services they are providing to you. Please revise this section to briefly discuss Seatex's business and then provide more detailed discussions about the specific services they will provide to you and the material terms under which such services are provided. Also, please file this agreement as an exhibit.

16.   Please revise to provide the basis for your statement that your "product contains only compounds with low levels of mammalian toxicity … [and] do not pose a significant health hazard."

Management Biographies, page 31

17.   We note your response to comment 37 from our letter dated October 16, 2009. Please advise us why you believe you do not have any promoters. Alternatively, revise to name. See Rule 405 of Regulation C for the definition of promoter.

Remuneration of Directors and Officers, page 34

18.   Your disclosure indicates that it "sets forth the <u>cash</u> remuneration" for your named executive officers. Please note that Item 402 of Regulation S-K covers all compensation. Please revise your disclosure accordingly.

Part II

Exhibit 5.1

19.   Your legality opinion presently indicates that "it may not be relied upon by any person or entity other than the Company, its successors and assigns." Please remove this statement, as investors are entitled to rely on the legality opinion.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steven Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc.   Leo Moriarty, Esq.
        (714) 316-1306